Enterologics, Inc.
657 Central Avenue
Cedarhurst, New York 11516

April 8, 2010

BY EDGAR AND
FACSIMILE (202) 772-9368

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  Mr. Scot Foley, Esq.

Re:	Enterologics, Inc. Registration Statement on Form S-1A Filed on April 7, 2010 File Number 333-164956

Dear Mr. Foley:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Enterologics, Inc. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 5:00pm on April  9, 2010, or as soon as practicable thereafter.  In connection with such request, the undersigned, being all of the officers and directors of the Company, hereby acknowledge the following:

1.           Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

3.           The Company may not assert the declaration of effectiveness or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250.  Thank you for your attention to this matter.

Very truly yours,

ENTEROLOGICS, INC. By: /s/ Robert Hoerr, M.D.
Name: Robert Hoerr, M.D. Title: President and Director (Principal Executive Officer)

By: /s/ Lawrence Levitan, M.D.
Name: Lawrence Levitan, M.D. Title: Treasurer and Director (Principal Financial and Accounting Officer

By: /s/ William Welwart
Name: William Welwart Title: Secretary and Director